Exhibit 21.1

Subsidiaries of the Registrant

Set forth below is a list of subsidiaries of the Registrant. All of the subsidiaries listed below are wholly-owned subsidiaries of Vital Therapies, Inc. and are owned directly by Vital Therapies, Inc.

Subsidiary	Jurisdiction of Formation
Vital Therapies (Beijing) Co. Ltd.	China
Vital Therapies Ltd.	United Kingdom